David S. Hunt email: dh@hunt-pc.com	THE HUNT LAW CORPORATION A Professional Corporation 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

November 21, 2006

Kelly McCusker

Cicely LaMonte

Charito A. Mittelman, Esq.

Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 0409

Re:

Castle Arch Real Estate Investment Company, L.L.C.

Registration Statement on Form 10SB/A, Amendment 6

Filed August 18, 2006

File No. 0-51230

Dear Mss. McCusker, LaMonte and Mittelman:

We are submitting our seventh amended registration statement on Form 10SB/A. We have made changes throughout to update and clarify our disclosures. In order to expedite your review of the filings, we provide the following itemized responses to your specific comments. To further aid your review, a black-lined copy comparing the latest amendment to the prior amendment is also being submitted:

Risk Factors

1.   We note the added disclosure on page 14 relating to a $5,380,293 promissory note that you entered into with ANB financial.  Please revise the first two risk factors beginning on page 3 to discuss the terms and additional risks involved with that promissory note.

We added the following to the first risk factor:

We have borrowed $5,380,293 from ANB Financial to finance the acquisition of property. We incur interest on that loan at a floating debt rate of prime rate, plus .75%.  In the future, we expect to have additional debt with floating interest rates.” and,

We added the following to the second risk factor:

“We borrow money to finance the acquisition of some of our properties. In the future, we intend to continue to borrow money to finance property acquisitions, and may use borrowed funds for other development and operating activities.”

2.

We note disclosure added on page 25 in response to prior comment 6 relating to partnerships between Mr. Ballio and your president, Robert Geringer.  We note further Mr. Ballio’s obligation to pay the company $10 million for reassignment rights he acquired from the company in June 2005 and that Mr. Ballio is in default on that obligation as of December 2005.  Consider risk factor disclosure highlighting the relationship between Mr. Ballio and Mr. Geringer and how that relationship poses risks due to the conflicts of interest Mr. Geringer may face in pursuing his personal investments/partnerships with Mr. Ballio and the interest of the company in recovering the consideration owed by Mr. Ballio.  We note that the company has not commenced any action against Mr. Ballio for breach of contract to date.

We do not believe that Mr. Geringer’s relationship with Mr. Baillio creates a risk that we will be unable to maximize profits on the Fresno properties. In fact, we believe the opposite to be true. Nevertheless, we agree that this matter warrants additional disclosure and have done so in the Properties section. We now state that:

“Our management recognizes that our president, Robert Geringer’s relationship with Mr. Baillio creates a potential conflict of interest. However, Mr. Geringer has disclosed the scope of and nature of his relationship with Mr. Baillio to our board. Our board deems Mr. Geringer’s interactions with Mr. Baillio to be fair to us. Notwithstanding his influence within our management team, Mr. Geringer does not have unilateral authority, nor veto power, with regards to how we move forward with the Fresno, or any other properties to which we have rights.”

Item 1. Business

3. We note your statement on page 10 that you have “receivables due from twelve of these parcels.” Please explain the nature of these receivables.

The receivables referred to deposit refund rights. We have modified the registration statement to reflect the same.

4.

We note your statement on page 11 that you expect your first revenues to be realized in the first half of 2006 pursuant to the Coalinga Reassignment and Assumption of the Purchase and Sale Agreement.  Please reconcile this statement with your disclosure on page 16 that “to date, Mr. Ballio has failed to pay us and is in default of the Reassignment.”

We now state that “We currently do not expect to receive our first revenues from the sale of land to be realized until 2007.”

Financial Condition, Page 13

5.

Please revise to update information to reflect your current financial condition as of the most recent quarterly period.  In this regard, we note that you had cash and cash equivalents of $251,713 at the period ended June 30, 2006.  We note further your statement on page 14 of your Form 10-QSB for that period that you expect that proceeds from the sale of securities will be sufficient for the company to survive as a going concern for the next 12 months and that management is expecting an increase in cash flows through anticipated revenue increases.  Please disclose the basis for the anticipated increases in revenues in light of your disclosure that in most cases the time from purchase to revenue generation from the resale of property will exceed one year and sometimes two years.

We have updated this information to reflect numbers as of September 30, 2006. We do not believe that there is an inconsistency regarding our future revenues.  We continue to believe that the time from purchase to revenue generation from the resale of property will exceed one year and sometimes two years or more. The one exception was the Fresno properties. The revenue increase was expected to be from the resale of the properties pursuant to the reassignment agreement. However, as disclosed in our revised registration statement, we now expect delays in realizing revenues from the Fresno properties.

Executive Compensation, page 23

6.

Please revise the table to clarify whether the amounts disclosed in the salary column include the amounts disclosed in footnote 5.  To the extent that reimbursements exceed actual expenses, please revise to quantify those amounts and include them in the “other compensation” column rather than the salary column.

We now state in footnote 5 that “These reimbursements of expenses are not disclosed in the salary column. These officers also receive reimbursements for travel and other expenditures incurred directly in connection with their services as our officers and directors.” We also clarify that the footnote 5 expenses are for office expenses for the respective offices of the officers.

Unaudited Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

M. Options and Deposits on Land and Entitlement Costs

7.

Expand your disclosure to provide a description of the acquisition activity for the six months ended June 30, 2006.  We note that your assets held for investment increased significantly during this time yet your footnote does not specifically describe the assets acquired during this period and the form of consideration given for these parcels of land.

We note your comment requesting expanded disclosure of acquisition activities for the six months ended June 30, 2006. In response the following additional information has been disclosed:

During the nine months ended September 30, 2006, the Company acquired five separate properties, totaling $13,322,851.  Of this amount, $6,708,707 reflects debt proceeds, net of debt issue costs, incurred to fund the purchase price of three of these properties.  In addition, associated entitlement costs and other related project costs were incurred during the same period, totaling $68,630 and $200,000, respectively.  Also, during the nine months ended September 30, 2006, the Company incurred $472,943 in options, earnest money deposits, and entitlement costs, and $1,006,376 in entitlement costs related to a separate property held for investment.

Note 2- Consolidation of a Variable Interest Entity

8.

Provide clarifying language on the structure of the CAK transaction.  If true, explain that in exchange for 100% of the interest held by your members and management team in CAK you transferred the land in the Kingman area.  Clarify why this transaction was done at historical cost and your basis in GAAP for your accounting treatment.  In addition, clarify how the members of your management team “effectively” control CAK given they no longer have an ownership interest.

We note your comment requesting clarifying language of the CAK transaction. Accordingly, the following has been provided for your consideration:

In response to your statement in Comment 8, “If true, explain that in exchange for the 100% of the interests held by your members and management team in CAK you transferred the land in the Kingman area,” we state that the Company had contributed $6,000 at September 30, 2006, to Castle Arch Kingman, LLC (“CAK”) in exchange for 6,000,000 common units in the entity, which at the time of issuance represented substantially all common units outstanding.  In addition, the Company entered into an Option Contract for Sale and Purchase (the “Contract”) with CAK to sell 2,125 acres to CAK, including 453 acres the Company has purchased to date, at its cost, which costs total $12,008,373 at September 30, 2006.  To date, the Contract has not been recorded.  The Company will realize the cost proceeds of the assets to be transferred ratably throughout the duration of the private placement offering (discussed in Note 2) and, upon full and complete payment, will record the Contract and transfer the assets to CAK.

In response to your statement in Comment 8, “Clarify why this transaction was done at historical cost and your basis in GAAP for your accounting treatment,” we state that as the transfer of assets, at cost, has not occurred to date, no accounting treatment has been implemented.  However, upon transfer of the assets to CAK, the Company intends on measuring the transfer in accordance with FIN 46(R), paragraph 20.  Effectively, the Company, as the primary beneficiary of CAK, will initially measure the assets that it transfers to CAK at the same amounts at which the assets would have been measured if they had not been transferred.  No gain or loss will be recognized because of the transfer.

In response to your statement in Comment 8, “…clarify how the members of your management team “effectively” control CAK given they no longer have an ownership interest,” we state at September 30, 2006, the Company effectively owns 100 percent of all outstanding common units of CAK, and members of the Company’s management team effectively control CAK pursuant to CAK’s operating agreement, wherein the Company and its managing members have been appointed as the managing member of CAK and, therefore, shall direct, manage and control and have complete authority, power, and discretion in decisions to accomplish the intended business and objectives of CAK.

9. Please clarify how your 50% remaining interest in CAK will be accounted for upon closing of the offering and why.

We note your comment requesting clarification of the anticipated accounting for CAK upon close of the private placement offering.  The total equity investment at risk in CAK will be insufficient to accomplish, in its entirety, the scope of the Kingman, Arizona project and, therefore, will require additional subordinated support.  In addition, the Company is anticipated to absorb a majority of CAK’s expected losses.  Therefore, upon close of the private placement offering, resulting in the Company owning 6,000,000 common units issued and outstanding, or 50 percent in CAK, the Company will continue to be considered the primary beneficiary and, accordingly, will continue to consolidate the entity.

Form 10-QSB for the period ended June 30, 2005, amended 4/12/06

10.

We note your response to previous comment 14, however, it does not appear that subsequent amendments to your 10-QSBs for the periods ended 6/30/05 and 9/30/05 were filed as represented in your response.  Please advise.

We modified the documents internally, but have yet to re-file. We do not object to your request that we amend. We do intend to file our amended reports.

11.

We refer to your response in previous comment 12 as it relates to whether investors receiving compensation to refer other investors should register as broker dealers.  Please provide further information regarding the referral fee payment structure.  For example, tell us whether the referral fees are paid to individuals on a re-occurring basis and discuss the factors, if any, in determining the amounts paid.

We do not have a uniform policy for payment of referral fees to parties who refer investors to us. In some cases, no fee has been paid for referrals, in others, a flat fee has been paid for referrals regardless of whether investments were made, in other cases, people have been paid cash and/or securities based on a percentage of amounts invested by parties they referred. In all cases where we paid compensation to a referring party, we have sought guidance from, and believe that we comply with, the principals set out in the, “no action letter” from John Polanin, Jr. of the SEC Office of Chief Counsel dated July 24, 1991 in the Paul Anka matter. Nevertheless, we note that some State securities regulators take the position that no ‘referral” fees can be contingent upon actual sales of securities without triggering broker registration requirements. We take this issue very seriously. We look forward to clearing comments on our registration statement so we can register subsequent offerings with the Commission. At that time, we believe that it will be easier to attract registered brokers to sell our future securities offerings.

Form 10-QSB for the period ended June 30, 2006

General

12.

We note disclosure in footnote 1.A. to your financials indicating that the company “oversubscribed” issuances of a Series D private placement.  Please tell us what it means to “oversubscribe” the issuances of those units.

We no longer use the word “oversubscribe” to reflect the “increase” in the number of shares offered. We agree that the word “oversubscribe” may have been confusing. We filed an amended Form D to cover the increase in shares offered.

We are prepared to address further comments to this filing, if necessary.  Thank you for your assistance in the registration process.

Respectfully,

/s/ David S. Hunt

David S. Hunt

Attorney for Castle Arch Real Estate Investment Company, L.L.C.